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                                                                    EXHIBIT 12.1

                       RATIO OF EARNINGS TO FIXED CHARGES

     The table below sets forth our earnings to fixed charges on a consolidated, historical basis for each of the periods indicated:



                                                                                       Year Ended December 31,
                                                                    ----------------------------------------------------------
                                                                     2003        2002          2001          2000        1999
                                                                     ----        ----          ----          ----        ----
                                                                                         (In thousands, except ratios)
Earnings:
  Income (loss) before income tax expense                           $29,000     $(101,800)    $(63,515)   $(26,905)   $213,003
Less: Capitalized interest                                           (2,336)       (2,646)     (10,612)    (17,684)    (12,632)
Add:
  Interest on indebtedness                                           47,508        46,261       47,429      36,046      16,339
  Amortization of debt expense                                        1,103           815          703         330         440
  Amortization of capitalized interest                                4,990         4,993        5,013       4,736       4,663
  Portion of rent under long-term operating
    leases representative of an interest
    factor                                                           96,026        91,356       84,161      80,303      82,505
  Earnings available for fixed charges                             $176,291       $38,979      $63,179     $76,836    $304,318
Fixed Charges:
  Interest                                                           47,508       $46,261      $47,429     $36,046     $16,339
  Amortization of debt expense                                        1,103           815          703         330         440
  Portion of rent under long-term operating
    leases representative of an interest
    factor                                                           96,026        91,356       84,161      80,313      82,505
Total Fixed Charges                                                $144,637      $138,432     $132,293    $116,689     $99,284
Ratio of Earnings to Fixed Charges                                     1.22          0.28         0.48        0.66        3.07
Coverage Deficiency                                                      --       $99,453      $69,114     $39,853          --

     For the purposes of computing this ratio, earnings represent net income before fixed charges and income taxes, adjusted to exclude capitalized interest. Fixed charges represent interest on indebtedness, a portion of rent under long-term operating leases that represents an interest factor and amortized expenses related to long- term debt.